CUSIP NO. 553903105         Schedule 13D                             Page 1 of 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )(1)
                                         ----------

                           MTI Technology Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    553903105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                           Paul T. Dacier 508-435-1000
              EMC Corporation, 176 South Street Hopkinton, MA 01748
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 21, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------------------
      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 553903105         Schedule 13D                             Page 2 of 9

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    EMC Corporation (I.R.S. ID No. 04-2680009)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   Source of Funds
    WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts
--------------------------------------------------------------------------------
      NUMBER OF      7   SOLE VOTING POWER
       SHARES
                         1,944,607
                     -----------------------------------------------------------
     BENEFICIALLY    8   SHARED VOTING POWER

                         None
                     -----------------------------------------------------------
       OWNED BY      9   SOLE DISPOSITIVE POWER
         EACH
   REPORTING PERSON      1,944,607
         WITH        -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,944,607
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

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CUSIP NO. 553903105         Schedule 13D                             Page 3 of 9

Item 1. Security and Issuer

      This statement on Schedule 13D relates to EMC Corporation's ("EMC") beneficial ownership interest in the Common Stock, par value $0.001 per share (the "Common Stock"), of MTI Technology Corporation, a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 14661 Franklin Avenue, Tustin, CA 92780.

Item 2. Identity and Background

      EMC Corporation is a Massachusetts corporation. The address of its principal office is 176 South Street, Hopkinton, MA 01748. The persons serving as its executive officers and directors are set forth on Schedule A hereto.

      The principal business of EMC is to design, manufacture, market and support a wide range of networked storage products and information storage and management software that are designed to enable organizations of all sizes to extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. EMC also offers extensive services for information storage and management.

      (d) (e) During the last five years, neither EMC nor any person on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither EMC nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On June 17, 2004, pursuant to the Securities Purchase Agreement dated as of the same date by and among the Corporation, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V., Digital Media & Communications III-E C.V., Advent Partners DMC-III Limited Partnership, Advent Partners II Limited Partnership, and EMC Corporation (collectively, the "Purchasers"), EMC acquired 151,145.87 shares (the "Series A Shares") of the Corporation's Series A Convertible Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 433,148.80 shares of Common Stock (the "Warrants").

        The total consideration paid by EMC for the Series A Shares and the Warrants (collectively, the "Securities") was $4,000,000.00. The source of the funds used to purchase the Securities was the working capital of EMC.

Item 4. Purpose of Transaction.

        EMC acquired the Securities strictly for investment purposes. EMC intends to periodically review its investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including without limitation general economic, business and market conditions, EMC may determine to increase or decrease its equity interest in the Corporation by acquiring additional securities of the Corporation, or by disposing of all or a portion of the Securities now held.

        Except as set forth in this statement, neither EMC nor, to the best of EMC's knowledge, any person listed on Schedule A, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation's business or corporate structure; (g) changes in the Corporation's charter, by-laws or

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CUSIP NO. 553903105         Schedule 13D                             Page 4 of 9

instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number of shares of Common Stock beneficially owned by EMC is 1,944,607, and the percentage of Common Stock beneficially owned is 5.6%, based on the 34,582,000 shares of Common Stock outstanding of as of July 3, 2004.

      (b) EMC has the sole power to vote all of the shares of Common Stock owned by it.

      (c) Neither EMC nor any of the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

      (d) No person other than EMC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The following is a summary of certain provisions of the Securities Purchase Agreement, the Certificate of Designation, the Warrants, the Investor Rights Agreement and the Voting Agreement. This summary is qualified in its entirety by reference to such documents, copies of which are attached hereto (or incorporated herein by reference) as Exhibits 1, 2, 3, 4 and 5, respectively.

Securities Purchase Agreement.

      EMC purchased the Series A Shares and the Warrants pursuant to the Securities Purchase Agreement. As part of such transaction, the Corporation made certain representations, warranties and covenants, and has provided EMC with certain rights of indemnification for any losses it may incur in the event the Corporation breaches any of such representations, warranties or covenants. The Corporation has also agreed, among other things, that it will use the proceeds of the transaction (a) to pay down a portion of its outstanding debt for borrowed money, (b) to pay EMC's transaction expenses, and (c) for its general working capital.

Certificate of Designation of Series A Preferred Stock.

      Dividends. Each share of Series A Preferred Stock has an initial stated value of $26.4645, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of the board of directors of the Corporation.

      Voting Rights. Other than the election of directors, the holders of Series A Preferred Stock generally have the right to vote on any matter with the holders of Common Stock, and each share of Series A Preferred Stock will be entitled to 8.5369 votes. The approval of the holders of a majority of the
Series A Preferred Stock, voting as a class, will be required to approve certain corporate actions, including (i) any amendment of the Corporation's charter or by-laws that adversely affects the holders of Series A Preferred Stock, (ii) any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Preferred Stock, (iii) any increase the size of the Corporation's board of directors to greater than eight members or any change in the classification of the board of directors, (iv) certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities, (v) effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a "Liquidation Event") involving the Corporation or any of its subsidiaries, (vi) any sale of assets of the Corporation or a subsidiary which is outside the ordinary course of business,
(vii) any purchase of assets of or an equity interest in another entity for more the $5 million, and (viii) any incurrence of additional debt for
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CUSIP NO. 553903105                Schedule 13D                      Page 5 of 9

borrowed money in excess of $1 million. The holders of Series A Preferred Stock, exclusively and as a single class, will be entitled to elect one member of the Corporation's board of directors (the "Series A Director"), unless the ratio of the voting power of the Series A Preferred Stock to the total voting power of all of the Corporation's voting stock falls below a certain level.

      Liquidation Preference. Upon a Liquidation Event, the holders of Series A Preferred Stock will be entitled to be paid a liquidation preference out of the assets of the Corporation legally available for distribution to its stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock. If the Liquidation Event occurs prior to December 17, 2004, the liquidation preference for each share of Series A Preferred Stock will be the amount that would be payable if such share had been converted into Common Stock immediately prior to such Liquidation Event. If the Liquidation Event occurs on or after December 17, 2004, the liquidation preference will be equal to the greater of (1) the stated value plus (a) any accumulated but unpaid dividends and (b) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into Common Stock immediately prior to such Liquidation Event, and (2) the stated value plus the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into Common Stock immediately prior to such Liquidation Event.

      Conversions of Series A Shares. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to the Series A Preferred Stock's stated value divided by the conversion price, provided that at no time may the holders of Series A Preferred Stock convert shares of Series A Preferred Stock into more than 6,880,139 shares of Common Stock (which represents 19.9% of the Common Stock outstanding as of July 3, 2004). Initially, each share of Series A Preferred Stock is convertible into 10 shares of Common Stock, though the initial conversion price of $2.64645 per share is subject to adjustment if certain events occur. The Series A Preferred Stock also has anti-dilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event the corporation issues certain additional securities at a price per share less than the conversion price then in effect.

      Redemptions of Series A Shares. At any time on or after June 17, 2009, the Corporation will have the right to redeem all or certain portions of the Series A Preferred Stock then outstanding for an amount per share equal to the greater of (1) the stated value plus any accumulated but unpaid dividends thereon and
(2) the average closing price per share of Common Stock on the Nasdaq Stock Market for the twenty (20) trading days prior to (and not including) the date upon which the Corporation exercises its right to redeem the Series A Preferred Stock, multiplied by the number of shares of Common Stock into which such share of Series A Preferred Stock (and any accumulated but unpaid dividends thereon) is convertible as of such date. At any time on or after June 17, 2009, each holder of Series A Preferred Stock may require the Corporation to purchase all or any portion of such holder's Series A Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.

      Preemptive Rights. The holders of Series A Preferred Stock will be entitled to participate in future issuances of certain equity securities of the Corporation on a proportional basis.

Warrants.

      Exercises. After December 20, 2004 and until June 17, 2015, the holders of the Warrants may acquire shares of common stock at an initial exercise price of $3.10 per share. The Warrants will be exercisable for cash or through a "cashless exercise" feature.

      Adjustments. The number of shares for which each Warrant is exercisable is subject to adjustment in the event of stock splits, recapitalizations, reorganizations. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of the Common Stock, the Warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the Warrant for shares of Common Stock immediately prior to such event.

Investor Rights Agreement.

      Registration Rights. The Purchasers and the Corporation are party to an Investor Rights Agreement pursuant to which the Corporation has granted certain registration rights to the Purchasers with respect to the shares of Common Stock that are issuable upon conversion of the Series A Shares and upon exercise of the

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CUSIP NO. 553903105                Schedule 13D                      Page 6 of 9

Warrants, as well as any other shares of Common Stock that the Purchasers may hold (collectively, "Registrable Shares"). The Purchasers holding a majority of the Series A Preferred Stock are entitled to three demand registrations and unlimited incidental, or so-called "piggyback," registration rights, subject to certain restrictions. In addition, the Corporation was required to file a shelf registration statement with the Securities and Exchange Commission covering the sale of the Registrable Shares by July 17, 2004.

      Board of Directors. If at any time the Purchasers are unable to appoint the Series A Director by reason of the provisions of the Certificate of Designation, the Corporation will be required to increase the number of directors on the board to such number that will allow the Purchasers to appoint the Series A Director. If the board of directors is prohibited from doing so by the by-laws of the Corporation, the Corporation will be required to submit a proposal for such expansion of the board to its stockholders.

      Series A Director. For as long as Digital Media & Communications III Limited Partnership ("DMC III") owns any shares of Series A Preferred Stock, it will be entitled to choose the individual who will serve as the Series A Director, after consultation with the other Purchasers. After DMC III no longer owns any shares of Series A Preferred Stock, the Series A Director will be chosen by Purchasers holding a majority of the Series A Preferred Stock.

      Other Covenants. Among other things, the Corporation (1) must continue to comply with federal securities laws, (2) may not grant registration rights to other persons that conflict with the registration rights of the Purchasers, and
(3) must provide certain annual, quarterly and monthly financial information to the Purchasers.

Voting Agreement.

      Voting Arrangement Regarding Certain Matters. Pursuant to the Voting Agreement among the Purchasers, The Canopy Group, Inc. ("Canopy") and, for limited purposes, the Corporation, when any matter involving (a) a merger, consolidation or liquidation of the Corporation, (b) a sale of 20% or more of the Corporation's voting securities, (c) an issuance of securities by the Corporation representing more than 20% of the outstanding voting securities, (d) a sale of assets representing 20% or more of either the book or fair market value of the Corporation, or (e) an acquisition by the Corporation of an equity interest or assets of another person representing 20% or more of the Corporation`s market capitalization, is submitted to the vote of the Corporation's stockholders, Canopy has agreed that either (x) the Common Stock it holds will be voted by Advent (pursuant to a proxy) in proportion to the Purchasers' votes on the matter, or (y) if Canopy wishes that any of its Common Stock be voted differently than in proportion to the Purchasers' votes, Canopy will purchase from any Purchaser with which the Canopy votes are not aligned the Series A Preferred Stock that such Purchaser may require, for a per share amount equal to two times the sum of the stated value plus any accrued but unpaid dividends thereon.

      Director Elections. If at any time the Purchasers are unable to designate the Series A Director, Canopy will be required to vote its shares of Common Stock for a nominee for election to the Corporation's board of directors chosen by the Purchasers, and the Purchasers will be required to vote for a nominee chosen by Canopy.

      Transfer Restrictions. Canopy may not sell any Common Stock, or other securities of the Corporation that it may hold, to certain competitors without the prior written consent of the Purchasers. In addition, if Canopy proposes to sell any Common Stock or other securities of the Corporation to a third party, the Purchasers will be entitled to purchase such Common Stock or securities on the same terms as Canopy proposes to sell such Common Stock or securities to the third party. Alternatively, each Purchaser may choose to sell a proportional amount of the Series A Shares and Common Stock it holds to the third party, with a corresponding reduction in the Common Stock or securities that Canopy sells to the third party. If, pursuant to such right, a Purchaser could sell 50% or more of the Series A Shares and Common Stock it holds to the third party, such Purchaser may then sell all of the Series A Shares and Common Stock it holds to the third party. These transfer restrictions do not apply, however, to either
(a) transfers by Canopy of Common Stock or securities to a third party that is acquiring all or substantially all of Canopy's assets or (b) transfers by Canopy pursuant to Rule 144 under the Securities Act of 1933 or an effective registration statement.

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above, or between such persons and any other person, with respect to any securities of the Corporation.

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CUSIP NO. 553903105                Schedule 13D                      Page 7 of 9

Item 7.  Materials to be Filed as Exhibits.


         1. Securities Purchase Agreement dated June 17, 2004 by and among the Corporation and the Purchasers (Incorporated by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed June 21, 2004).

         2. Certificate of Designations of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3(i).1 to the Corporation's Current Report on Form 8-K filed June 21, 2004).

         3. Form of Warrant issued by the Corporation to the Purchasers pursuant to the Securities Purchase Agreement (Incorporated by reference to Exhibit 99.5 to the Corporation's Current Report on Form 8-K filed June 21,
2004).

         4. Investor Rights Agreement dated June 17, 2004 by and among the Corporation and the Purchasers (Incorporated by reference to Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed June 21, 2004).

         5. Voting Agreement dated June 17, 2004 by and among The Canopy Group, Inc., the Purchasers and, for limited purposes, the Corporation (filed herewith).

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CUSIP NO. 553903105                Schedule 13D                      Page 8 of 9

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 EMC CORPORATION

                                                 By: /s/  Paul T. Dacier
                                                     -----------------------
                                                     Paul T. Dacier
                                                     Senior Vice President and
                                                     General Counsel

October 15, 2004


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CUSIP NO. 553903105                Schedule 13D                      Page 9 of 9

                                   SCHEDULE A

            The name and present principal occupation of each executive officer and director of EMC Corporation is set forth below. The business address of each executive officer and director of EMC Corporation is c/o EMC Corporation, 176 South Street, Hopkinton, Massachusetts 01748. All of the persons listed below are United States citizens.

Name                                           Position with EMC Corporation                Principal Occupation (if different)
----                                           -----------------------------                -----------------------------------
Michael C. Ruettgers                           Chairman of Board of Directors
Joseph M. Tucci                                President, Chief Executive Officer
                                               and Director
David DeWalt                                   Executive Vice President, EMC Software
David A. Donatelli                             Executive Vice President, Storage
                                               Platforms Operations
Howard D. Elias                                Executive Vice President, Corporate
                                               Marketing, Office of Technology and New
                                               Business Development
David I. Goulden                               Executive Vice President, Customer
                                               Operations
Frank M. Hauck                                 Executive Vice President, Customer
                                               Operations
Mark S. Lewis                                  Executive Vice President, EMC Software
Erez Ofer                                      Executive Vice President, Technology
                                               Strategy
William J. Teuber, Jr.                         Executive Vice President and Chief
                                               Financial Officer
David B. Wright                                Executive Vice President and President of
                                               LEGATO Software Division
Paul T. Dacier                                 Senior Vice President and General Counsel
Michael J. Cronin                              Director                                     President and Chief Executive Officer,
                                                                                            Cognition Corporation
Gail Deegan                                    Director
John R. Egan                                   Director
W. Paul Fitzgerald                             Director
Olli-Pekka Kallasvuo                           Director                                     Executive Vice President and General
                                                                                            Manager of Mobile Phones, Nokia
                                                                                            Corporation
Windle B. Priem                                Director
David Strohm                                   Director                                     General Partner, Greylock Partners
Alfred M. Zeien                                Director